Exhibit 99.2

XL FINANCIAL ASSURANCE LTD.
(Incorporated in Bermuda)

CONDENSED FINANCIAL STATEMENTS
(UNAUDITED)

FOR THE SIX MONTH PERIODS ENDED
JUNE 30, 2004 AND 2003

XL FINANCIAL ASSURANCE LTD.
CONDENSED BALANCE SHEETS
AS AT JUNE 30, 2004 AND DECEMBER 31, 2003
(UNAUDITED)
(U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
--------------------------------------------------------------------------------

                                                             2004         2003
                                                          ---------     --------
ASSETS:
Investments :
Fixed maturities, at fair value
  (amortized cost: 2004 - $643,957; 2003 - $542,600)      $ 630,672     $543,748
Short-term investments, at fair value
  (amortized cost: 2004 - $19,930; 2003 - $40,286)           19,957       40,312
                                                          ---------     --------
     Total investments available for sale                   650,629      584,060

Cash and cash equivalents                                    24,166       26,346
Accrued investment income                                     5,337        7,420
Deferred acquisition costs                                   65,163       51,477
Prepaid reinsurance premiums                                 97,718       98,048
Reinsurance balances receivable                              25,041       33,446
Unpaid losses and loss expenses recoverable                   9,278        7,745
Amounts due from parent and affiliates                       24,054       18,342
Net receivable for investments sold                           9,389           --
Derivative assets                                             7,635        4,826
Other assets                                                     62           52
                                                          ---------     --------
     TOTAL ASSETS                                         $ 918,472     $831,762
                                                          ---------     --------

LIABILITIES, REDEEMABLE PREFERRED SHARES
AND SHAREHOLDERS' EQUITY LIABILITIES:
Unpaid losses and loss expenses                           $  42,214     $ 35,899
Deferred premium revenue                                    402,177      348,719
Reinsurance premiums payable                                  5,714        6,275
Net payable for investments purchased                            --           13
Accounts payable and accrued liabilities                        544        1,249
Derivative liabilities                                        2,416        7,018
Dividend payable on preferred shares                         12,970        1,950
                                                          ---------     --------
     TOTAL LIABILITIES                                    $ 466,035     $401,123
                                                          ---------     --------

REDEEMABLE PREFERRED SHARES:
Redeemable preferred shares (par value of $120
  per share; 10,000 shares authorized; 363
  issued and outstanding as at June 30, 2004
  and December 31, 2003, respectively)                    $      44     $     44
Additional paid-in capital                                   38,956       38,956
                                                          ---------     --------
     TOTAL REDEEMABLE PREFERRED SHARES                    $  39,000     $ 39,000
                                                          ---------     --------

SHAREHOLDERS' EQUITY:
Common shares (par value of $120 per share; 10,000
shares authorized; 2,057 issued and outstanding as at
June 30, 2004 and December 31, 2003, respectively)        $     247     $    247
Additional paid-in capital                                  220,653      220,653
Accumulated other comprehensive income (loss)               (13,258)       1,174
Retained earnings                                           205,795      169,565
                                                          ---------     --------
     TOTAL SHAREHOLDERS' EQUITY                           $ 413,437     $391,639
                                                          ---------     --------

     TOTAL LIABILITIES, REDEEMABLE PREFERRED SHARES
      AND SHAREHOLDERS' EQUITY                            $ 918,472     $831,762
                                                          =========     ========


                  The accompanying notes are an integral part
                    of these condensed financial statements.

XL FINANCIAL ASSURANCE LTD.
CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2004 AND 2003
(UNAUDITED)
(U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
--------------------------------------------------------------------------------

                                                                        THREE MONTHS ENDED            SIX MONTHS ENDED
                                                                             JUNE 30,                     JUNE 30,
                                                                       2004           2003          2004           2003
                                                                    ----------     ----------    ----------     ----------
REVENUES :
Net premiums earned                                                 $   19,978     $   18,924    $   39,658     $   32,112
Net investment income                                                    5,737          3,404        10,877          7,474
Net realized gains (losses) on investments                              (3,361)         1,731         1,519          2,434

Net realized and unrealized gains on derivative instruments              8,915         13,595        19,820         21,529
                                                                    ----------     ----------    ----------     ----------

    Total revenues                                                  $   31,269     $   37,654    $   71,874     $   63,549
                                                                    ----------     ----------    ----------     ----------

EXPENSES :
Losses and loss expenses                                            $    4,910     $    5,015    $    6,202     $   10,876
Acquisition costs                                                        8,045          8,296        14,237         13,763
Operating expenses                                                       2,131          2,825         4,185          3,590
                                                                    ----------     ----------    ----------     ----------

    Total expenses                                                  $   15,086     $   16,136    $   24,624     $   28,229
                                                                    ----------     ----------    ----------     ----------

NET INCOME                                                          $   16,183     $   21,518    $   47,250     $   35,320
                                                                    ==========     ==========    ==========     ==========

COMPREHENSIVE INCOME (LOSS)
    Net income                                                      $   16,183     $   21,518    $   47,250     $   35,320

    Unrealized gains (losses)                                          (21,913)         2,635       (12,913)         3,014

    Less: reclassification for gains (losses) realized in income        (3,361)         1,731         1,519          2,434
                                                                    ----------     ----------    ----------     ----------

Other comprehensive gain (loss)                                     $  (18,552)    $      904    $  (14,432)    $      580
                                                                    ----------     ----------    ----------     ----------

    COMPREHENSIVE INCOME (LOSS)                                     $   (2,369)    $   22,422    $   32,818     $   35,900
                                                                    ==========     ==========    ==========     ==========


                   The accompanying notes are an integral part
                    of these condensed financial statements.

XL FINANCIAL ASSURANCE LTD.
CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2004
AND FOR THE YEAR ENDED DECEMBER 31, 2003
(UNAUDITED)
(U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
--------------------------------------------------------------------------------

                                                           2004          2003
                                                       ----------    ----------

COMMON SHARES - AUTHORIZED
Number of  shares, beginning of year and period             2,057         2,057
                                                       ----------    ----------

         Number of shares, end of year and period           2,057         2,057
                                                       ==========    ==========

COMMON SHARES - ISSUED
Balance - beginning of year and period                 $      247    $      247
                                                       ----------    ----------

                                                       $      247    $      247
                                                       ==========    ==========


ADDITIONAL PAID-IN CAPITAL
Balance - beginning of year and period                 $  220,653    $  220,653
                                                       ----------    ----------

                                                       $  220,653    $  220,653
                                                       ==========    ==========


ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Balance - beginning of year and period                 $    1,174    $    6,095

Other comprehensive loss                                  (14,432)       (4,921)
                                                       ----------    ----------

         Balance - end of year and period              $  (13,258)   $    1,174
                                                       ==========    ==========


RETAINED EARNINGS
Balance - beginning of year and period                 $  169,565    $  100,046
Net income                                                 47,250        76,161
Dividends on preferred shares                             (11,020)       (6,642)
                                                       ==========    ==========

         Balance - end of year and period              $  205,795    $  169,565
                                                       ==========    ==========

TOTAL SHAREHOLDER'S EQUITY                             $  413,437    $  391,639
                                                       ==========    ==========


                  The accompanying notes are an integral part
                    of these condensed financial statements.

XL FINANCIAL ASSURANCE LTD.
CONDENSED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2004 AND 2003
(UNAUDITED)
(U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
--------------------------------------------------------------------------------

                                                         2004           2003
                                                     -----------    -----------

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
  Net income for the period                          $    47,250    $    35,320
Adjustments to reconcile net income to net cash
provided by operating activities:
    Realized gains on investments                         (1,519)        (2,434)
    Amortization of discount on fixed maturities           2,828           (473)
    Net realized gains on investment derivatives             (19)        (3,999)
    Net realized and unrealized gains on credit
      derivatives excluding cash received and paid        (7,411)       (11,217)
    Accrued investment income                              2,083           (583)
    Reinsurance premiums receivable                        8,405        (25,755)
    Deferred acquisition costs                           (13,686)       (15,310)
    Prepaid reinsurance premiums                             330        (14,748)
    Unpaid losses and loss expenses recoverable           (1,533)        (3,103)
    Amounts due from parent and affiliates                (5,712)         3,337
    Accounts payable and accrued liabilities                (705)          (483)
    Reinsurance premiums payable                            (561)       (10,021)
    Deferred premium revenue                              53,458         82,808
    Unpaid losses and loss expenses                        6,315         13,977
    Other assets and liabilities                             (10)           (10)
                                                     -----------    -----------

    Total adjustments                                     42,263         11,986
                                                     -----------    -----------

    Net cash provided by operating activities             89,513         47,306
                                                     -----------    -----------

CASH FLOWS USED IN INVESTING ACTIVITIES:
  Proceeds from sale of fixed maturities and
    short-term investments                             1,872,772        140,526
  Proceeds from redemption of fixed maturities and
    short-term investments                               368,350      3,252,914
  Purchase of fixed maturities and short-term
    investments                                       (2,332,815)    (3,481,384)
                                                     -----------    -----------

  Net cash used in investing activities                  (91,693)       (87,944)

DECREASE IN CASH AND CASH EQUIVALENTS                     (2,180)       (40,638)

CASH AND CASH EQUIVALENTS - BEGINNING OF  PERIOD          26,346        125,073
                                                     -----------    -----------

CASH AND CASH EQUIVALENTS - END OF  PERIOD           $    24,166    $    84,435
                                                     ===========    ===========


                  The accompanying notes are an integral part
                    of these condensed financial statements.

XL FINANCIAL ASSURANCE LTD.
NOTES TO CONDENSED FINANCIAL STATEMENTS
FOR SIX MONTH PERIODS ENDED JUNE 30, 2004 AND 2003
(UNAUDITED)
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
--------------------------------------------------------------------------------

1.    ORGANIZATION AND BUSINESS

XL Financial Assurance Ltd. (the "Company") was incorporated with limited liability under the Bermuda Companies Act 1981 on October 14, 1998 and is registered as a Class 3 insurer under The Insurance Act 1978, amendments thereto and related regulations ("The Act"). At June 30, 2004 and December 31, 2003, the Company was approximately 85% owned by XL Insurance (Bermuda) Ltd (a wholly-owned subsidiary of XL Capital Ltd); 6% by Financial Security Assurance Inc. (a wholly-owned subsidiary of Financial Security Assurance Holdings Ltd.) and 9% by Financial Security Assurance International Ltd. (owned 20% by XL
Insurance (Bermuda) Ltd and 80% by Financial Security Assurance Inc.). The Company is an integral part of a joint venture agreement between XL Capital Ltd and Financial Security Assurance Holdings Ltd.

The Company is primarily engaged in the business of providing reinsurance of financial guaranties on asset-backed and municipal obligations underwritten by XL Insurance (Bermuda) Ltd, Financial Security Assurance Inc. and XL Capital Assurance Inc. (a wholly-owned subsidiary of XL Capital Ltd) and other monoline and multiline insurance companies. This may be in the form of traditional financial guaranty insurance or via a credit derivative execution. The Company's underwriting policy is to provide reinsurance of asset-backed and municipal obligations that would be of a lower investment-grade quality without the benefit of the Company's reinsurance. The asset-backed obligations reinsured by the Company are generally issued in structured transactions and are backed by pools of assets such as residential mortgage loans, consumer or trade receivables, securities or other assets having ascertainable cash flows or market value. The municipal obligations reinsured by the Company consist primarily of general obligation bonds that are supported by the issuers' taxing power and of special revenue bonds and other special obligations of states and local governments that are supported by the issuers' ability to impose and collect fees and charges for public services or specific projects. The Company's reinsurance guarantees payments when due of scheduled payments on an insured obligation. In the case of a payment default on an insured obligation, the Company is generally required to pay the principal, interest or other such amounts due in accordance with the obligations' original payment schedule or, at its option, to pay such amounts on an accelerated basis. The Company conducts surveillance on its exposures to try and ensure early identification of any loss events. In addition, in the normal course of business, the Company seeks to reduce the loss that may arise from such events by reinsuring certain levels of risks in various areas of exposure with other insurance enterprises or reinsurers.

On October 6, 1999, the Company entered into a Facultative Quota Share Reinsurance Treaty ("Treaty") with XL Capital Assurance Inc. ("XLCA"). The
Treaty was amended and restated on June 22, 2001. Under the terms of this Treaty, the Company agrees to reinsure up to 90% of XLCA's compliant risks. The Company is subject to ceding commissions of up to 30% on business assumed under the terms of this Treaty.

On December 6, 2000, the Company entered into an excess of loss agreement, which reinsures 100% of net incurred losses in excess of $250 million up to a limit of liability of $100 million. On June 30, 2003, the Company terminated the agreement. On October 3, 2001, the Company entered into an excess of loss reinsurance agreement with XL Insurance (Bermuda) Ltd, which indemnifies the Company up to an aggregate limit of liability of $500 million in excess of defined obligor losses.

2.   SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PREPARATION

The accompanying condensed financial statements have been prepared by the Company and are unaudited. In the opinion of management, all adjustments, which include only normal recurring adjustments necessary to present fairly the financial position, results of operations and cash flows at June 30, 2004 and for all periods presented, have been made.

XL FINANCIAL ASSURANCE LTD.
NOTES TO CONDENSED FINANCIAL STATEMENTS
FOR SIX MONTH PERIODS ENDED JUNE 30, 2004 AND 2003
(UNAUDITED)
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
--------------------------------------------------------------------------------

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These statements should be read in conjunction with the Company's December 31, 2003 financial statements and notes thereto. The year-end condensed balance sheet was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America. The results of operations for the periods ended June 30, 2004 and 2003 are not necessarily indicative of the operating results for the full year.

The preparation of condensed financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Any such adjustments are reflected in income in the period in which the adjustments are made. The financial statement estimates subject to most uncertainty are estimates for loss reserves and calculation of the fair value of credit default swap instruments.

RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities", ("FIN 46"). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. This new model for consolidation applies to an entity which either (1) the powers or rights of the equity holders do not give them sufficient decision making powers or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both.

XL FINANCIAL ASSURANCE LTD.
NOTES TO CONDENSED FINANCIAL STATEMENTS
FOR SIX MONTH PERIODS ENDED JUNE 30, 2004 AND 2003
(UNAUDITED)
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
--------------------------------------------------------------------------------

In December 2003, FASB issued a revision to FIN 46 (FIN 46-R) which clarified several provisions of FIN 46, superceded the related FASB Staff Positions ("FSPs"), and amended the effective date and transition of the pronouncement, except for certain types of entities. However, the Company has applied the provisions of FIN 46 or FIN 46-R to those entities that are considered to be special-purpose entities as at June 30, 2004. The adoption of FIN 46 did not have a material effect on the Company's financial condition and results of operations.

3.   DERIVATIVE INSTRUMENTS

Credit derivatives issued by the Company meet the definition of a derivative under FAS 133. The Company has recorded these products at fair value, modeled on prevailing market conditions and certain other factors relating to the structure of the transaction. The Company considers credit derivatives to be financial guaranty contracts, in substance, as the Company intends to hold them to maturity. The Company determines fair value using a model which calculates the difference between the actual remaining present value of installment premiums and an estimated remaining present value of installment premiums under current market conditions. In essence, the model estimates the cost of an offsetting position to the original credit derivatives from other comparable counterparties under the current market environment. The model is dependent upon a number of factors including changes in credit spreads, changes in credit quality, foreign exchange and other market factors.

The Company's credit derivatives portfolio generally requires the Company to meet payment obligations for referenced credits within the portfolio in the event of specific credit events after erosion or exhaustion of various first loss protection levels. These credit events are contract specific, but generally cover bankruptcy, failure to pay and repudiation. The notional exposure of the credit derivatives portfolio as of June 30, 2004 was $4.4 billion. Approximately 96% of the portfolio is rated AAA, with the remainder being split amongst AA, A and BBB respectively. The weighted average term of the contracts in force was
5.26 years.

The net fair value adjustment for the periods ended June 30, 2004 and 2003 was an unrealized gain of $7,411 and $11,217, respectively. At June 30, 2004 and 2003, the Company had a net derivatives asset (liability) of $5,219 and ($5,052), respectively.

4.   VARIABLE INTEREST ENTITIES

The Company primarily provides financial guaranty reinsurance or enters into a credit derivative on the senior interests, which would otherwise be rated investment grade. The obligations related to these transactions are often securitized through variable interest entities. The Company does not hold any equity positions or subordinated debt in these arrangements. Accordingly, the Company's interest in these variable interest entities is not significant and therefore, not consolidated.

The Company provides insurance, reinsurance and a liquidity facility to a variable interest entity domiciled in the Cayman Islands. The variable interest entity was established primarily as a pass-through vehicle associated with a Medium Term Note program backed by a portfolio of investment grade bank perpetual securities and zero coupon notes. The variable interest entity had assets of approximately $1.4 billion as of June 30, 2004. The Company's maximum exposure to loss as a result of its insurance and reinsurance agreements with this variable interest entity was $348.9 million as of June 30, 2004. The Company could experience a loss in the event that the underlying assets do not perform as expected.

XL FINANCIAL ASSURANCE LTD.
NOTES TO CONDENSED FINANCIAL STATEMENTS
FOR SIX MONTH PERIODS ENDED JUNE 30, 2004 AND 2003
(UNAUDITED)
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
--------------------------------------------------------------------------------

5.   REINSURANCE

The effect of reinsurance on premiums written and earned for the three and six month periods ended June 30, 2004 and 2003 is shown below:

                                             ASSUMED      CEDED          NET
                                           ----------   ----------    ----------
Three months ended June 30, 2004
      Premium written                      $   60,430   $   (7,053)   $   53,377
      Premium earned                           27,575       (7,597)       19,978
      Losses and loss adjustment expenses       5,890         (980)        4,910

Three months ended June 30, 2003
      Premium written                      $   88,756   $  (19,080)   $   69,676
      Premium earned                           24,451       (5,527)       18,924
      Losses and loss adjustment expenses       6,375       (1,360)        5,015

Six months ended June 30, 2004
      Premium written                      $  107,497   $  (14,051)   $   93,446
      Premium earned                           54,039      (14,381)       39,658
      Losses and loss adjustment expenses       7,735       (1,533)        6,202

Six months ended June 30, 2003
      Premium written                      $  127,549   $  (27,378)   $  100,171
      Premium earned                           44,741      (12,629)       32,112
      Losses and loss adjustment expenses      13,977       (3,101)       10,876